ANNUAL MEETING OF SHAREHOLDERS
On December 12, 2011, an Annual Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1  Election of Trustees:

Net Assets Voted For       Isaiah Harris, Jr.  $86,193,428
Net Assets Voted Withhold                      $ 3,596,385
Net Assets Voted For       David F. Larcker    $85,925,199
Net Assets Voted Withhold                      $ 3,864,614
Net Assets Voted For       Olivia S. Mitchell  $86,033,490
Net Assets Voted Withhold            	       $ 3,756,323